

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Mark Emalfarb
Chief Executive Officer
Dyadic International, Inc.
1044 North U.S. Highway One, Suite 201
Jupiter, FL 33477

      Re: Dyadic International, Inc.
           Registration Statement on Form S-3
           Filed April 24, 2024
           File No. 333-278916

Dear Mark Emalfarb:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Jessica Chen, Esq.